UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

RADIUS HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

ANSBERT GADICKE

MPM ASSET MANAGEMENT

THE JOHN HANCOCK TOWER

200 CLARENDON STREET, 54TH FLOOR

BOSTON, MASSACHUSETTS 02116

TELEPHONE: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 20010A103

1.	Name of Reporting Persons(1) MPM BioVentures III-QP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,765,127(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,765,127(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,765,127(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.1%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D amendment (the “13D/A”) is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP, BV III LLC and BV IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Todd Foley, Vaughn M. Kailian, James Paul Scopa and John Vander Vort (collectively, the “Listed Persons”). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner are Series A members of BV III LLC and managers of AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Luke Evnin, Ansbert Gadicke, Todd Foley, Vaughn M. Kailian, James Paul Scopa and John Vander Vort are members of BV IV LLC.
(2)	Consists of common stock, par value $0.0001 per share (“Common Stock”) of Radius Health, Inc. (the “Issuer”), issuable upon conversion of 224,528 shares of Series A-1 Convertible Preferred Stock (“Series A-1”), 181,364 shares of Series A-2 Convertible Preferred Stock (“Series A-2”), 44,395 shares of Series A-3 Convertible Preferred Stock (“Series A-3”) and 75,899 shares of Series B Convertible Preferred Stock (“Series B”) (collectively with the Issuer’s Series A-4 Convertible Preferred Stock, Series A-5 Convertible Preferred Stock and Series A-6 Convertible Preferred Stock, the “Preferred Stock”). Also includes 189,748 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined below), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,575,379 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 86.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 387,616(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 387,616(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.3%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 15,096 shares of Series A-1, 12,194 shares of Series A-2, 2,985 shares of Series A-3 and 5,103 shares of Series B. Also includes 12,758 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 374,858 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 30.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM Asset Management Investors 2003 BVIII LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,577(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 111,577(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,577(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4%(3)
14.	Type of Reporting Person (see instructions) 00

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 4,346 shares of Series A-1, 3,511 shares of Series A-2 , 859 shares of Series A-3 and 1,468 shares of Series B. Also includes 3,670 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 107,907 shares of Common Stock issuable upon conversion of the Preferred Stock held by AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 11.4%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures III Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,064(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 174,064(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,064(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.6%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 6,779 shares of Series A-1, 5,477 shares of Series A-2, 1,340 shares of Series A-3 and 2,291 shares of Series B. Also includes 5,728 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 168,336 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III PF), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 16.7%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures III GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 487,209(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 487,209(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,209(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.6%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 18,975 shares of Series A-1, 15,327 shares of Series A-2, 3,752 shares of Series A-3 Convertible Preferred Stock and 6,414 shares of Series B. Also includes 16,035 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 471,174 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 36.0%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM Bio IV NVS Strategic Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,091,295(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,091,295(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B. Also includes 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,814,016(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,814,016(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,016(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.5%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 265,378 shares of Series A-1, 214,362 shares of Series A-2, 52,472 shares of Series A-3 and 89,707 shares of Series B held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Also includes an aggregate of 224,269 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,589,747 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.7%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures III LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,814,016(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,814,016(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,814,016(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.5%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 265,378 shares of Series A-1, 214,362 shares of Series A-2, 52,472 shares of Series A-3 and 89,707 shares of Series B held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Also includes an aggregate of 224,269 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,589,747 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.7%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Also includes 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) MPM BioVentures IV LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Also includes 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,016,888(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,016,888(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,016,888(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 36.4%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 384,261 shares of Series A-1, 402,115 shares of Series A-2, 53,331 shares of Series A-3 and 162,813 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. Also includes an aggregate of 407,034 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 10,609,854 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), it would result in an applicable percentage of 92.7%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,016,888(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,016,888(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,016,888(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 36.4%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 384,261 shares of Series A-1, 402,115 shares of Series A-2, 53,331 shares of Series A-3 and 162,813 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. Also includes an aggregate of 407,034 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 10,609,854 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), it would result in an applicable percentage of 92.7%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Nicholas Galakatos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,593(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,593(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,593(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.9%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1, 217,873 shares of Series A-2, 53,331 shares of Series A-3 and 91,175 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. Also includes an aggregate of 227,939 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,697,654 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Michael Steinmetz
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,593(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,593(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,593(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.9%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1, 217,873 shares of Series A-2, 53,331 shares of Series A-3 and 91,175 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. Also includes an aggregate of 227,939 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,697,654 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Kurt Wheeler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,593(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,593(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,593(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.9%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1, 217,873 shares of Series A-2, 53,331 shares of Series A-3 and 91,175 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. Also includes an aggregate of 227,939 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,697,654 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Nicholas Simon III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,593(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,593(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,593(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.9%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1, 217,873 shares of Series A-2, 53,331 shares of Series A-3 and 91,175 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. Also includes an aggregate of 227,939 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,697,654 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Dennis Henner
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,925,593(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,925,593(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,593(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.9%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1, 217,873 shares of Series A-2, 53,331 shares of Series A-3 and 91,175 shares of Series B held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. Also includes an aggregate of 227,939 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Series A-1, Series A-2 and Series A-3 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,697,654 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.9%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. Also includes an aggregate of 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) Vaughn Kailian
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. Also includes an aggregate of 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) James Paul Scopa
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. Also includes an aggregate of 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

13D/A

CUSIP No. None

1.	Name of Reporting Persons(1) John Vander Vort
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,295(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,295(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2 and 71,638 shares of Series B held by MPM NVS. Also includes an aggregate of 179,095 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Series A-1 and Series A-2 is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Preferred Stock. The Series B is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3)	This percentage was calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment, as defined herein), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined herein) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,912,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.5%.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “13D/A”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on May 27, 2011 and amended by Amendment No. 1 filed December 27, 2011 (as amended, the “Original Schedule 13D”). This 13D/A is being filed to report the purchase shares of Series B Convertible Preferred Stock and warrants to purchase shares of Common Stock of Radius Health, Inc., a Delaware corporation (the “Issuer”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

“Item 2. Identity and Background” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons and entities filing this statement are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”), MPM BioVentures IV GP LLC (“MPM IV GP”) and MPM BioVentures IV LLC (“MPM IV LLC” and, collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP and MPM IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Todd Foley, Vaughn M. Kailian, James Paul Scopa and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Vaughn Kailian, Todd Foley and John Vander Vort is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116 and the address of the principal place of business for James Paul Scopa is 601 Gateway Blvd., Suite 350, S. San Francisco, CA 94080.

(c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.

(d) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany and MPM NVS, which was organized in Bermuda.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other stockholders party to the Third Amended and Restated Stockholders’ Agreement, dated as of April 23, 2013, as amended (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On April 23, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 700,098 shares of Series B Convertible Preferred Stock (the “Series B”) and warrants (the “Warrants”) to purchase an aggregate of 1,750,248 shares of the Issuer’s Common Stock (the “Common Stock”) to the Investors. Such shares were issued at a purchase price of $61.42 per share resulting in aggregate proceeds to the Issuer of $43 million. Each share of Series B is convertible at the option of the holder at any time into ten shares of Common Stock. The Warrants are exercisable through April 23, 2018 (the “Expiration Date”) at an exercise price of $6.142 per share. In addition, the Warrants are exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a warrant, dated as of April 23, 2013. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The MPM Entities participated in the offering and acquired an aggregate of 162,813 shares of Series B and Warrants to purchase an aggregate of 407,034 shares of Common Stock, for a total purchase price of $10 million. BV III purchased 5,103 shares of Series B and Warrants to purchase 12,758 shares of Common Stock, BV III QP purchased 75,899 shares of Series B and Warrants to purchase 189,748 shares of Common Stock, BV III KG purchased 6,414 shares of Series B and warrants to purchase 16,035 shares of Common Stock, BV III PF purchased 2,291 shares of Series B and warrants to purchase 5,728 shares of Common Stock, AM LLC purchased 1,468 shares of Series B and warrants to purchase 3,670 shares of Common Stock and MPM NVS purchased 71,638 shares of Series B and warrants to purchase 179,095 shares of Common Stock. As a result of the issuance of the Series B and the Warrants, the conversion price of the Series A-1, Series A-2 and Series A-3 automatically adjusted pursuant to the anti-dilution provisions of the Certificate of Designations of the Series A-1, Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 filed by the Company with the Secretary of State of the State of Delaware, as amended from time to time (the “Series A-1 Certificate”) which resulted in an adjustment to the applicable conversion ratios for the Series A-1, Series A-2 and Series A-3 (the “Anti-Dilution Adjustment”). After giving effect to these adjustments, each share of Series A-1, Series A-2, and Series A-3 is now convertible into 10.696269 shares of Common Stock.

The sale of the Series B Stock and Warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the MPM Entities).

Item 4.	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

The MPM Entities agreed to purchase the Series A-1, Series A-2, Series A-3, Series B and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:

The following information with respect to the beneficial ownership of the Common Stock by the persons filing this 13D/A is provided as of the date of this filing:

Filing Person	Shares of Common Stock on an As- Converted Basis (1)	Shares Issuable Upon Exercise of Warrants or Options to Purchase Common Stock	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)(3)
BV III QP(4)	5,575,379	189,748	5,765,127	0	5,765,127	0	5,765,127	19.1%
BV III(5)	374,858	12,758	387,616	0	387,616	0	387,616	1.3%
BV III PF(6)	168,336	5,728	174,064	0	174,064	0	174,064	0.6%
BV III KG(7)	471,174	16,035	487,209	0	487,209	0	487,209	1.6%
AM LLC(8)	107,907	3,670	111,577	0	111,577	0	111,577	0.4%
MPM NVS(9)	3,912,200	179,095	4,091,295	0	4,091,295	0	4,091,295	13.5%
BV III GP(10)	6,589,747	224,269	0	6,814,016	0	6,814,016	6,814,016	22.5%
BV III LLC(10)	6,589,747	224,269	0	6,814,016	0	6,814,016	6,814,016	22.5%
BV IV GP(11)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%
BV IV LLC(11)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%
Luke Evnin(12)(13)	10,609,854	407,034	0	11,016,888	0	11,016,888	11,016,888	36.4%
Ansbert Gadicke(12)(13)	10,609,854	407,034	0	11,016,888	0	11,016,888	11,016,888	36.4%
Nicholas Galakatos(12)	6,697,654	227,939	0	6,925,593	0	6,925,593	6,925,593	22.9%
Michael Steinmetz(12)	6,697,654	227,939	0	6,925,593	0	6,925,593	6,925,593	22.9%
Kurt Wheeler(12)	6,697,654	227,939	0	6,925,593	0	6,925,593	6,925,593	22.9%
Nicholas Simon III(12)	6,697,654	227,939	0	6,925,593	0	6,925,593	6,925,593	22.9%
Dennis Henner(12)	6,697,654	227,939	0	6,925,593	0	6,925,593	6,925,593	22.9%
Todd Foley(13)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%
Vaughn Kailian(13)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%
James Paul Scopa(13)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%
John Vander Vort(13)	3,912,200	179,095	0	4,091,295	0	4,091,295	4,091,295	13.5%

(1)	Consists of shares of Common Stock underlying shares of Series A-1, Series A-2 and Series A-3 which are convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10.696269 shares of Common Stock for every one share of Series A-1, Series A-2 and Series A-3, and shares of Common Stock underlying shares of Series B which are convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of ten shares of Common Stock for every one share of Series B.
(2)	These percentages were calculated based upon 30,060,872 shares of outstanding Common Stock, which consists of: (i) 867,204 shares of Common Stock and (ii) an aggregate of 29,193,668 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment), that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with SEC on March 15, 2013, in the Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. See footnote (3) on each of the Reporting Persons’ respective cover pages for additional information regarding the calculation of percentages.
(3)	The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 100% of the 30,060,872 shares of Common Stock outstanding on an as-converted basis. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.
(4)	Consists of shares of Common Stock issuable upon conversion of 224,528 shares of Series A-1, 181,364 shares of Series A-2, 44,395 shares of Series A-3, 75,899 shares of Series B and a warrant to purchase 189,748 shares of Common Stock.
(5)	Consists of shares of Common Stock issuable upon conversion of 15,096 shares of Series A-1, 12,194 shares of Series A-2, 2,985 shares of Series A-3, 5,103 shares of Series B and a warrant to purchase 12,758 shares of Common Stock.
(6)	Consists of shares of Common Stock issuable upon conversion of 6,779 shares of Series A-1, 5,477 shares of Series A-2, 1,340 shares of Series A-3, 2,291 shares of Series B and a warrant to purchase 5,728 shares of Common Stock.
(7)	Consists of shares of Common Stock issuable upon conversion of 18,975 shares of Series A-1, 15,327 shares of Series A-2, 3,752 shares of Series A-3, 6,414 shares of Series B and a warrant to purchase 16,035 shares of Common Stock.
(8)	Consists of shares of Common Stock issuable upon conversion of 4,346 shares of Series A-1, 3,511 shares of Series A-2, 859 shares of Series A-3, 1,468 shares of Series B and a warrant to purchase 3,670 shares of Common Stock.
(9)	Consists of shares of Common Stock issuable upon conversion of 114,537 shares of Series A-1, 184,242 shares of Series A-2, 71,638 shares of Series B and a warrant to purchase 179,095 shares of Common Stock.
(10)	BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. See footnotes (4) through (7) for the securities with respect to which these Filing Persons share voting and dispositive power.
(11)	BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. See footnote (9) for the securities with respect to which these Filing Persons share voting and dispositive power.
(12)	These Filing Persons are Series A Members of BV III LLC and managers of AM LLC. See footnotes (3) through (8) for the securities with respect to which these Filing Persons share voting and dispositive power.
(13)	These Filing Persons are members of BV IV LLC. See footnote (9) for the securities with respect to which these Filing Persons share voting and dispositive power.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Stockholders’ Agreement

Board of Directors

Pursuant to the Third Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of April 23, 2013, by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto and the Series A-1 Certificate, (i) for so long as any Series A-1 is outstanding, the holders of a majority of the shares of Series A-1 outstanding, voting as a separate class, shall have the right to elect two (2) members of the Board of Directors of the Issuer (the “Board”), (ii) the G3 Holders (as defined in the Series A-1 Certificate), voting as a separate class, have the right to elect one (1) member of the Board, which shall be an individual designated by the holders of at least 70% of the outstanding shares of Series B (the “Series B Majority”); provided, however, that in order to be eligible to vote or consent with respect to the election of such member of the Board, a G3 Holder, together with members of such holder’s Group (as defined in the Stockholders’ Agreement), must hold greater than twenty percent (20%) of the shares of Series A-1 purchased under the Series A-1 Stock Purchase Agreement (as defined in the Series A-1 Certificate) by such G3 Holder and the members of such holder’s Group and (iii) MPM Capital, voting as a separate class, shall have the right to elect one (1) member of the Board by majority vote of the shares of Series A-1 held by MPM Capital; provided that such member of the Board shall be an individual with particular expertise in the development of pharmaceutical products; and, provided, further, that in order to be eligible to vote or consent with respect to the election of such member of the Board, MPM Capital together with members of the MPM Group (as defined in the Stockholders’ Agreement) must hold greater than twenty percent (20%) of the shares of Series A-1 purchased under the Purchase Agreement by MPM Capital and the members of the MPM Group. As part of the Stockholders’ Agreement, certain of the stockholders, including the MPM entities, agreed to vote in favor of all nominations pursuant to the foregoing.

Ansbert Gadicke, one of the Listed Persons, was elected to the Board by the majority of the shares of Series A-1 outstanding and Elizabeth Stoner, a managing director of one of the MPM Entities’ affiliates, was elected to the Board by the majority of the shares of Series A-1 outstanding that are held by MPM Capital, each effective as of May 17, 2011. Also in connection with the Merger, the Issuer entered into an Indemnification Agreement with each member of its board of directors, including Ansbert Gadicke and Elizabeth Stoner.

Form S-1 Demand Registration

Subject to certain limitations, if, at any time after October 20, 2013, (i) the Issuer receives a request from holders of a majority of the Registrable Securities (which generally consists of all of the Common Stock issued or issuable upon conversion of Preferred Stock and exercise of the Warrants) then outstanding that the Issuer file a Form S-1 registration statement with respect to at least thirty percent (30%) of the Registrable Securities then outstanding or (ii) the Issuer receives a request from holders of a majority of the Registrable Senior Securities (which consists of the Common Stock issued or issuable upon conversion of the Series B, Series A-1, Series A-2 and Series A-3) that the Issuer file a Form S-1 registration statement with respect to the Registrable Senior Securities then outstanding, then the Issuer shall (1) within 20 days after the date such request is given, give notice thereof to all other holders of Registrable Securities; and (2) as soon as practicable, and in any event within 60 days after the date such request is given to the Issuer, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities requested to be included by the holders of Registrable Securities.

Form S-3 Demand Registration

Subject to certain limitations, if, at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from holders of at least ten percent (10%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of selling expenses, of at least $10 million, then the Issuer shall (i) within 10 days after the date such request is given, give a notice to all other holders of Registrable Securities; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by the holders of Registrable Securities.

Piggyback Registration Rights

All parties to the Stockholders’ Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, other than (i) a registration relating to the sale of securities to employees of the Corporation or a subsidiary pursuant to a stock option, stock purchase or similar plan; (ii) a registration relating to a Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification

The Stockholders’ Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Lock-up Arrangements

Pursuant to the Stockholders’ Agreement, beginning on April 23, 2013 and ending on the date of the listing of the Common Stock on a national securities exchange, the MPM Entities and all other parties subject to the Stockholders’ Agreement have agreed not to sell, assign, transfer, make a short sale of, loan, or grant any option for the purchase of, any shares of Common Stock for a price that is less than $6.142 per share (subject to proportionate and equitable adjustment upon any stock split, stock dividend, reverse stock split or similar event affecting the Common Stock that becomes effective after the date of this Agreement) or any other shares of capital stock of the Company for an effective price that is less than $6.142 per share on an as-converted to Common Stock basis (subject to proportionate and equitable adjustment upon any stock split, stock dividend, reverse stock split or similar event affecting the Common Stock that becomes effective after the date of this Agreement), except (x) with the prior written consent of the Company or (y) to a member of such Stockholder’s Group (as defined in the Stockholders’ Agreement.

Right of First Refusal

Under the terms of the Stockholders’ Agreement, the Issuer is obligated to offer the holders of the Series A-1, the Series A-2, Series A-3 and the Series B a right of first refusal with respect future equity issuances, subject to customary exceptions.

The Series A-1 Certificate and the Certificate of Designations of Series B filed with the Secretary of State of the State of Delaware (the “Series B Certificate” and together with the Series A-1 Certificate, the “Certificates of Designations”)

Voting and Dividends

The Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such share of Preferred Stock is convertible, voting together with the Common Stock as a single class except with respect to certain amendments to the Certificate of Designations, authorization or issuance of any new class or series of senior or parity capital stock (subject to certain exceptions), any liquidation, dissolution or winding up of the Issuer and as outlined above under “Board of Directors.” Dividends accrue on the Series A-1, Series A-2, Series A-3 and Series B at the rate of 8% per annum, compounding annually and payable only when, as and if declared by the Board, in cash or additional shares of Common Stock, at the Issuer’s option, or upon liquidation, dissolution or winding up of the Issuer or an Event of Sale (as defined in the Certificates of Designations). Upon conversion of any of the Series A-1, Series A-2, Series A-3 or Series B into Common Stock, additional shares of Common Stock will be issued in respect of the accrued dividends on such shares.

Ranking

Series B. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the Series B ranks senior to the Series A-1, Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the Series B holders shall be entitled to receive an amount per share equal to the sum of two times the Series B purchase price, plus any declared or accrued but unpaid dividends on such shares of Series B.

Series A-1. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-1 ranks senior to the Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the Series A-1 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-1.

Series A-2. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-2 ranks senior to the Series A-3, Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the Series A-2 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-2.

Series A-3. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-3 ranks senior to the Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the Series A-3 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-3.

Conversion

The Series B Preferred Stock is subject to automatic conversion, at the then applicable conversion ratio, into Common Stock upon (i) an election to convert made by the Series B Majority or (ii) the listing of the Common Stock on a national securities exchange.

The Preferred Stock is subject to automatic conversion, at the then applicable conversion ratio, into Common Stock upon (i) an election to convert made by holders of at least 70% of the outstanding shares of Series A-1, Series A-2 and Series A-3, voting together as a single class or (ii) the listing of the Common Stock on a national securities exchange.

The Series A-1, Series A-2, Series A-3 and Series B may also be voluntarily converted at any time, at the option of the holder, at the then applicable conversion ratio, into Common Stock.

Anti-dilution Protection

All shares of Series B shall have weighted-average anti-dilution protection (based on the initial conversion purchase price of $6.142 per share) and anti-dilution protection upon the occurrence of any subdivision or combination of the Common Stock, stock dividend and other distribution, reorganization, reclassification or similar event affecting the Common Stock, subject to certain exceptions.

All shares of Series A-1, Series A-2 and Series A-3 shall have weighted-average anti-dilution protection (based on the initial conversion purchase price of $8.142 per share) and anti-dilution protection upon the occurrence of any subdivision or combination of the Common Stock, stock dividend and other distribution, reorganization, reclassification or similar event affecting the Common Stock, subject to certain exceptions.

Warrants

The MPM Entities acquired Warrants to purchase an aggregate of 407,034 shares of Common Stock. The Warrants are exercisable through April 23, 2018 (the “Expiration Date”) at an exercise price of $6.142 per share. In addition, the Warrants are exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a warrant, dated as of April 23, 2013. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications.

The foregoing description contained in this Item 6 of the terms of the Stockholders’ Agreement, the Certificates of Designations and the Warrants are intended as a summary only and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement, the Certificates of Designations, and the Warrants, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein. Other than as described in this Schedule 13D, to the best of the MPM Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Third Amended and Restated Stockholders’ Agreement, dated as of April 23, 2013, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

B.	Series B Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of April 23, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

C.	Certificate of Designations of the of the Series A-1 Convertible Preferred Stock, the Series A-2 convertible Preferred Stock, the Series A-3 Convertible Preferred Stock, the Series A-4 Convertible Preferred Stock, the Series A-5 Convertible Preferred Stock and the Series A-6 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

D.	Certificate of Designations of the Series B Convertible Preferred Stock filed with the Delaware Secretary of State on April 23, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

E.	Form of Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

F.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member	By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member	By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, L.P.

By:	/s/ Luke Evnin Name: Luke Evnin Title: Manager	By:	MPM BioVentures III LLC, its General Partner
MPM BIOVENTURES III LLC		By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member
By:	/s/ Luke Evnin Name: Luke Evnin Title: Series A Member

MPM BIO IV NVS STRATEGIC FUND, L.P.		MPM BIOVENTURES IV GP LLC

By: By:	MPM BIOVENTURES IV GP LLC, its General Partner MPM BIOVENTURES IV LLC, its Managing Member	By: By:	MPM BIOVENTURES IV LLC, its Managing Member /s/ Luke Evnin
By:	/s/ Luke Evnin Name: Luke Evnin Title: Member		Name: Luke Evnin Title: Member

MPM BIOVENTURES IV LLC

By:	/s/ Luke Evnin Name: Luke Evnin Title: Member

/s/ Luke Evnin Luke Evnin	/s/ Ansbert Gadicke Ansbert Gadicke

/s/ Nicholas Galakatos Nicholas Galakatos	/s/ Michael Steinmetz Michael Steinmetz

/s/ Kurt Wheeler Kurt Wheeler	/s/ Nicholas Simon III Nicholas Simon III

/s/ Dennis Henner Dennis Henner	/s/ Todd Foley Todd Foley

/s/ Vaughn Kailian Vaughn Kailian	/s/ James Paul Scopa James Paul Scopa

/s/ John Vander Vort John Vander Vort

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

General Partners/Members:

Luke Evnin

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Ansbert Gadicke

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Nicholas Galakatos

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Michael Steinmetz

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Kurt Wheeler

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Nicholas Simon III

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Dennis Henner

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 544h Floor

Boston, Massachusetts 02116

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

James Paul Scopa

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Todd Foley

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Vaughn M. Kailian

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

John Vander Vort

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

EXHIBIT INDEX

A.	Third Amended and Restated Stockholders’ Agreement, dated as of April 23, 2013, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

B.	Series B Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of April 23, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

C.	Certificate of Designations of the of the Series A-1 Convertible Preferred Stock, the Series A-2 convertible Preferred Stock, the Series A-3 Convertible Preferred Stock, the Series A-4 Convertible Preferred Stock, the Series A-5 Convertible Preferred Stock and the Series A-6 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

D.	Certificate of Designations of the Series B Convertible Preferred Stock filed with the Delaware Secretary of State on April 23, 2013 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

E.	Form of Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 25, 2013).

F.	Agreement regarding filing of joint Schedule 13D.